UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  04 June 2015

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                                                  Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: 04 June 2015	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: June 4, 2015
15-18-TR

Teck Recognized in Two Separate Sustainability Rankings

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) ("Teck”) was recognized this week as one of the top corporations in Canada for both corporate citizenship and social responsibility in two separate sustainability rankings.
Teck was the fourth-ranked company overall and the top-ranked mining company on the Best 50 Corporate Citizens in Canada ranking by media and investment research company Corporate Knights. Teck was also named one of the Top 50 Socially Responsible Corporations in Canada by Sustainalytics, a global responsible investment research firm.
“As a proudly Canadian company for over 100 years, Teck and its employees are focused on creating lasting benefits in the communities where we operate,” said Don Lindsay, President and CEO, Teck. “These rankings are the direct result of the hard work of our people, whose dedication to doing the right thing for the environment, communities and future generations is at the heart of everything we do.”
The Corporate Knights Best 50 Corporate Citizens in Canada ranking examines a range of environmental and social indicators including companies’ carbon, water, waste and energy use, pension fund quality and tax dollar generation. For more information about the Best 50 Corporate Citizens in Canada and the full rankings, visit http://www.corporateknights.com/reports/2015-best-50.
The Top 50 Socially Responsible Corporations in Canada is a report compiled by Sustainalytics and featured in Maclean’s magazine and L’actualité magazine. Companies were selected on the basis of their performance across key environmental and social indicators within their industries.
This is the third consecutive year Teck has been named to these two separate sustainability rankings. Earlier this year Corporate Knights also named Teck to the Global 100 Most Sustainable Corporations for the third straight year.
Teck’s environmental and social performance is guided by a company-wide sustainability strategy that includes short and long-term goals designed to enhance the company’s sustainability performance. Teck reports annually on its environmental and social performance through the company’s Sustainability Report available at www.tecksustainability.com.
About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com
Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chrs.stannell@teck.com